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(BW) (INTL-AIRLINE-SUPPORT) (IASG) International Airline Support Group Inc.
announces second extension of Exchange Offer

     Business Editors

     MIAMI -- (BUSINESS WIRE) -- Oct. 1, 1996 -- International Airline Support Group Inc. announced Tuesday that it had extended the Expiration Date of its Exchange Offer, previously scheduled to expire on Monday, Sept. 30, 1996, until 12:00 midnight, New York City time on Tuesday, Oct. 1, 1996, unless further extended.

     As of 5:00 p.m. Monday, the company had received tenders pursuant to the Exchange Offer of 100% of the principal amount of Convertible Debentures subject of the Exchange Offer. Alexius A. Dyer III, the company's chief executive officer, commented that the purpose of the second extension was to resolve minor outstanding issues relating to certain of the conditions to the Restructuring. The company's Special Meeting of Stockholders was held on Sept. 30, 1996, during which the company's stockholders approved (i) a 1 for 27 reverse stock split,
(ii) certain amendments to the company's Certificate of Incorporation and (iii) the adoption of a stock option plan for the company's directors, officers and employees.

     International Airline Support Group Inc., located in Miami, is a worldwide supplier of aircraft spare parts to the aviation redistribution market.

     CONTACT:  International Airline Support Group Inc., Miami
               George Murnane III, Chief Financial Officer
               305/593-2658